Exhibit 99.1

May 11, 2023

Manulife Financial Corporation

200 Bloor Street East

Toronto, ON M4W 1E5

Dear Sirs:

RE:	MANULIFE FINANCIAL CORPORATION (the “Company”) – Report of Voting Results of Matters Submitted to a Vote of Common Shareholders at the Annual Meeting of the Company held May 11, 2023 (the “Meeting”)

The following matters were put to vote at the Meeting, and pursuant to National Instrument 51-102, the voting results were as follows:

1.	Election of Directors

A ballot was conducted for the resolution to elect directors of the Company until the next Annual Meeting. The following nominees were elected as directors:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Nicole S. Arnaboldi	973,969,375	98.21%	17,709,900	1.79%
Guy L.T. Bainbridge	965,184,467	97.33%	26,494,808	2.67%
Susan F. Dabarno	971,962,155	98.01%	19,717,097	1.99%
Julie E. Dickson	977,943,597	98.61%	13,735,678	1.39%
Roy Gori	983,836,850	99.21%	7,842,425	0.79%
Tsun-yan Hsieh	976,660,814	98.49%	15,018,461	1.51%
Vanessa Kanu	974,092,575	98.23%	17,586,700	1.77%
Donald R. Lindsay	948,813,828	95.68%	42,865,447	4.32%
C. James Prieur	971,000,811	97.91%	20,678,464	2.09%
Andrea S. Rosen	973,070,248	98.12%	18,609,027	1.88%
May Tan	981,461,278	98.97%	10,217,997	1.03%
Leagh E. Turner	975,535,567	98.37%	16,143,108	1.63%

2.	Appointment of Auditor

A ballot was conducted for the resolution to appoint Ernst & Young LLP as auditors of the Company until the next Annual Meeting. Ernst & Young LLP was appointed.

VOTES FOR	%	VOTES WITHHELD	%
962,533,944	92.34%	79,793,443	7.66%

3.	Advisory resolution accepting approach to executive compensation

A ballot was conducted for the advisory resolution accepting approach to executive compensation. The advisory resolution was approved.

VOTES FOR	%	VOTES AGAINST	%
767,924,818	77.43%	223,792,862	22.57%

TSX TRUST COMPANY

(signed)

Lise-Anne Thomas

Senior Relationship Manager